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Exhibit 12.1

Medical Device Manufacturing, Inc.
Ratio of Earnings to Fixed Charges
(in thousands)

	Period from Parent's Inception (July 2, 1999) to December 31, 1999						Pro Forma**
		Twelve Months Ended December 31,				Nine Months Ended September 30, 2004		Nine Months Ended September 30, 2004
							Twelve Months Ended December 31, 2003
		2000	2001	2002	2003
Pre-tax income (loss)	$466	$(16,282)	$(8,502)	$(32,557)	$(932)	$(4,099)	$(47,565)	$1,482
Interest expense	804	11,363	17,802	16,923	16,587	19,397	28,685	21,713
Amortization of capitalized interest	—	—	—	—	—		—
Distributed income of equity investees	—	—	—	—	—		—
Interest portion of rent*	49	398	638	766	1,044	1,238	2,577	2,033

Earnings (loss)	1,319	(4,521)	9,938	(14,868)	16,699	16,536	(16,303)	25,228
Fixed charges	$853	$11,761	$18,440	$17,689	$17,631	$20,635	$31,262	23,746
Ratio	1.5x	—	—	—	—		—	1.1x
Deficency	$—	$16,282	$8,502	$32,557	$932	$4,099	$47,565	—

UTI Pennsylvania***
Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31, 1999	Five Months Ended May 31, 2000
Pre-tax income (loss)	$2,127	$(16,840)
Interest expense	592	257
Amortization of capitalized interest	—	—
Distributed income of equity investees	—	—
Interest portion of rent*	259	123

Earnings (loss)	2,978	(16,460)
Fixed charges	$851	$380
Ratio	3.5x	—
Deficency	$—	$16,840
*
Interest portion of rent is estimated to be one-third of rent expense

**
For a description of the transactions included in the pro forma columns, please refer to "The Transactions" on page 35 of the prospectus contained in the Registration Statement on Form S-4 (Commission File No. 333-118675)

***
UTI Pennsylvania is our predecessor. See "Selected Historical Consolidted Financial Data" on page 46 of the above referenced prospectus for a discussion of our predecessor.

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Medical Device Manufacturing, Inc. Ratio of Earnings to Fixed Charges (in thousands)
UTI Pennsylvania*** Ratio of Earnings to Fixed Charges (in thousands)